Mail Stop 4561

January 28, 2008

Mr. Edward A. Glickman
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust
The Bellevue
200 South Broad Street
Philadelphia, PA 19102

      Re: **Pennsylvania Real Estate Investment Trust**
                 Form 10-K for the year ended December 31, 2006
                 Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and
                 September 30, 2007
                 File No. 1-06300

Dear Mr. Glickman:

We have read your response letter dated January 11, 2008 and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Note 9 – Stock-Based Compensation, page F-25

1. We note your response to prior comment 1 and we reissue the comment in part. Specifically, in future filings, please revise the notes to your financial statements to include the disclosures required by paragraphs A240(b)(2) and A240(c)(2) of SFAS No. 123(R). In addition, your disclosure should include the weighted average grant date fair value for "restricted shares subject to time based vesting" rather than a range of grant date fair values.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief